EXHIBIT 23

             Consent of Independent Accountants dated March 17, 1998









The Board of Directors
Commercial Net Lease Realty, Inc.:


We consent to the incorporation in the registration statement (No. 33-24773) on Form S-3 of Commercial Net Lease Realty, Inc. of our reports dated January 16, 1998, relating to the consolidated balance sheets of Commercial Net Lease Realty, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and the related financial statement schedule, which report appears in the December 31, 1997 annual report on Form 10-K of Commercial Net Lease Realty, Inc.


/s/ KPMG Peat Marwick LLP


Orlando, Florida
March 17, 1998